December 21, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Alternative Energy Sources, Inc.
Registration Statement on Form SB-2
(File No. 333-137948)

Ladies and Gentlemen:

On behalf of our client, Alternative Energy Sources, Inc. (the “Company”), a Delaware corporation, and pursuant to the Securities Act of 1933, as amended (the “Securities Act”), we hereby submit via EDGAR transmission, Amendment No. 1 (the “Amendment”) to the Registration Statement of the Company on Form SB-2 (File No. 333-137948) (the “Registration Statement”), including certain exhibits thereto. Separately, we have delivered to the staff three additional copies of the Amendment marked to show changes from the Registration Statement as originally filed.

By letter dated November 2, 2006 (the “Comment Letter”) from Jennifer R. Hardy, Legal Branch Chief, the Company was informed of the comments of the staff with respect to the Registration Statement. In addition to responding to the staff’s comments, the Company has amended the Registration Statement to include financial statements for the period ended September 30, 2006 and to update certain other information contained in the Preliminary Prospectus. Set forth below is a brief description of the responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter, while captions refer to the headings of the Comment Letter. Capitalized terms not defined in this response letter shall have the meanings given to them in the Preliminary Prospectus. To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Registration Statement.

General

1.
To the extent applicable, comments on the registration statement on Form SB-2 of Alternative Energy Sources, Inc. or Alternative Energy are comments on the annual report on Form 10-KSB and subsequent Exchange Act reports and vice versa.

Understood.

2.
Disclosure indicates that Alternative Energy was a reporting shell company with no operations before its June 19, 2006 merger with Beemer Energy, Inc. or Beemer, a private company. Our view is that both before and after the transaction Alternative Energy’s promoters or affiliates and their transferees “are” underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the prospectus’ outside front cover page and the selling stockholders and plan of distribution sections, to make clear that:

•	Alternative Energy’s promoters or affiliates and their transferees “are” underwriters of the securities issued. Language such as “may be deemed to be” an underwriter is unacceptable.

•	Rule 144 is unavailable for resale transactions in this situation.

We respectfully submit that the policy underlying the Worm letter is inapplicable to the current situation. All shares held by the two former officers, promoters and affiliates of the Company, Andrew Stinson and Bruce Gage, were retired in connection with the transaction. All pre-transaction stockholders who continued as stockholders of the Company following the transaction purchased their shares pursuant to an effective Registration Statement on Form SB-2 (file no. 333-103096) (the “Prior Registration Statement”). According to the Prospectus, dated September 12, 2003, included in the Prior Registration Statement, at page 17, “[n]one of the selling shareholders:

1. Has had a material relationship with Alternative Energy Sources, Inc. other than as a shareholder, as noted above at any time since inception, April 2002; or

2. Has ever been an officer or director of Alternative Energy Sources, Inc.”

Moreover, according to Part II of the Prior Registration Statement, under “Recent Sales of Unregistered Securities,” all of the shares offered by the selling shareholders under the Prior Registration Statement were originally issued by the Company under Rule 504 of Regulation D promulgated under the Securities Act of 1933 to a total of 37 private, accredited, non-affiliated shareholders. At the time these shares were purchased, none of the 37 shareholders was an affiliated shareholder, as none owned in excess of ten percent of the issued and outstanding shares of the Company, and none was an officer, director, or control person of the Company. The foregoing purchases and sales were exempt from registration under the Securities Act pursuant to Section 3(b) on the basis that the transactions did not involve a public offering.

Since none of the pre-transaction stockholders of the Company who continued as stockholders following the transaction was a promoter, affiliate or transferee of promoters or affiliates, and since they purchased their shares pursuant to an effective Registration Statement without reliance upon Rule 144, we do not believe the disclosure revisions suggested by the Staff are appropriate.

3.
We read in Article III of your merger agreement that, after certain former officers of Alternative Energy had surrendered their shares of common stock, the shareholders of Alternative Energy had 15.0 million shares of Alternative Energy’s common stock outstanding immediately before the merger. We read in Article I of your merger agreement that, to effect the acquisition of Beemer, Alternative Energy issued 12.9 million new shares of common stock to Beemer’s former shareholders in exchange for 100% of Beemer’s outstanding equity. Based on your merger agreement, it appears that immediately after the merger the former shareholders of Alternative Energy owned 53.8% of the post-merger entity’s voting common stock, and the former shareholders of Beemer owned 46.2% of the post-merger entity’s voting common stock. Notwithstanding the fact that Beemer’s former executive officers became the executive officers of the post-merger entity, or the fact that the post-merger entity chose to pursue Beemer’s development plan rather than continuing with Alternative Energy’s development plan, or the fact that you chose to conduct a private placement of your common stock on the same day as the merger, it is unclear to us why you have accounted for this merger as a reverse acquisition since it does not appear that Beemer’s former shareholders obtained a controlling interest, as defined in ARB 51 and SFAS 141, in the post-merger entity. Please provide us a detailed analysis of how you determined that it was correct to account for this merger as a reverse acquisition rather than using purchase accounting, and tell us the accounting literature, including specific paragraphs, that you relied upon to support your accounting.

The merger between the Company’s wholly-owned subsidiary and Beemer Energy, Inc. on June 19, 2006 (the “Merger”) was accounted for as a reverse acquisition based on the guidance set forth in the Financial Accounting Standards Board’s (the “FASB”) Statement of Financial Accounting Standards No. 141 (“SFAS 141”). In Paragraph 17 of SFAS 141, the FASB provides guidance for identifying the “acquiring entity” in a combination effected through an exchange of equity interests, stating that “all pertinent facts and circumstances shall be considered,” specifically the following 5 factors:

1.	The relative voting rights in the combined entity after the combination.

2.	The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest.

3.	The composition of the governing body of the combined entity.

4.	The composition of senior management of the combined entity.

5.	The terms of the exchange of the equity securities. This factor is not relevant to the Merger because only the Company’s securities were publicly traded prior to the Merger.

Prior to the Merger, Messrs. Stinson and Gage, the former directors and officers of the Company, held 61.0% of the 38,437,500 outstanding shares of the Company’s common stock (Mr. Stinson owned 17,578,125 shares and Mr. Gage owned 5,859,375 shares) and exercised a majority voting interest necessary to have a “controlling interest,” as defined in Accounting Research Bulletin No. 51 (“ARB 51”). To the Company’s knowledge, no other pre-Merger stockholder of the Company held greater than 5% of the outstanding shares prior to the Merger, as none of them filed a Form 3, Form 13D, or Form 13G prior to the Merger and none of them has filed a Form 3, Form 13D or Form 13G since the Merger.

As part of the Merger agreement, Messrs. Stinson and Gage surrendered their shares of the Company’s common stock in exchange for substantially all of the pre-Merger assets and liabilities of the Company. Therefore, the 15,000,000 outstanding shares of the Company’s stock retained by the Company’s stockholders in the Merger were held by persons who did not own more than 5% of the Company’s equity either immediately prior to or upon the effectiveness of the Merger.

In analyzing all of the “facts and circumstances” surrounding the Merger, the Company considered the effect of the private offering of its securities that closed concurrently with the closing of the Merger (the “Offering”). The Company believes that it is necessary to take the Offering into consideration because the closing of the Offering was a necessary condition to the closing of the Merger, and vice versa. Furthermore, all of the investors in the Offering were told, and it was a condition to closing the Offering, that the business operations and management of the Company would not survive the Merger, and that after the Merger the business operations and management of Beemer Energy, Inc. would be the sole business operations and management of the Company.

Together, the investors in the Offering and the former Beemer Energy, Inc. stockholders held 24,900,000 shares, or 61.5% of the outstanding voting stock of the Company, following the Merger, while the pre-Merger stockholders of the Company held 15,000,000 shares, or 37.0% of the outstanding voting stock of the Company, following the Merger.

Prior to the Merger, Messrs. Beemer and Blank owned all of Beemer Energy, Inc.’s outstanding common stock. In the Merger, they were issued and owned 12,900,000 shares of the Company’s common stock. Furthermore, Messrs. Beemer and Blank, and their immediate family members, own an additional 899,000 shares of common stock purchased in the Offering, for a total of 13,799,000 shares of the Company’s common stock. Following the Merger, this accounts for 34.1% of the total 40,500,000 outstanding shares of the Company’s common stock, a far larger percentage ownership than any other minority voting interest.

Even counting Mr. Beemer’s shares and Mr. Blank’s shares separately, no stockholder or group of stockholders has anywhere near the minority interest controlled by Messrs. Beemer and Blank following the Merger. The stockholders of the Company prior to the Merger collectively hold a 37.0% minority interest, but none of them individually or as a group owns more than 5% of the Company’s outstanding common stock. By contrast, Mr. Beemer and his immediate family members own 8,565,000 shares, or 21.1% of the Company’s outstanding common stock, while Mr. Blank and his immediate family members own 5,234,000 shares, or 12.9% of the Company’s outstanding common stock.

When all of the above facts and circumstances of the Merger and the Offering are considered in light of the guidance provided in SFAS 141, the Company came to the following conclusions in accounting for the transaction as a reverse merger:

1.
Considering that the investors in the Offering were in effect making an investment in Beemer Energy, Inc. and would not have purchased the Company’s securities absent the consummation of the Merger and the business operations and management of Beemer Energy, Inc. becoming the business operations and management of the Company, the combined equity ownership of the Beemer Energy, Inc. stockholders and the investors in the Offering is 61.5%. The Company’s pre-Merger stockholders as a group held 37.0% of the outstanding shares of the Company following the Merger and the Offering.

2.
The only large minority voting interests in the combined entity is held by Messrs. Beemer and Blank, the former Beemer Energy, Inc. stockholders. Together, Messrs. Beemer and Blank own 34.0% of the post-Merger equity ownership of the Company (together with their immediate family members). None of the Company’s pre-Merger stockholders holds more than 5% of the Company’s outstanding common stock, while both of Mr. Beemer and Mr. Blank hold significant minority positions of 21.1% and 12.9%, respectively, of the outstanding common stock.

3.
The composition of the governing body, the board of directors, of the Company following the Merger was a single director - Mr. Beemer. Mr. Beemer later appointed Mr. Blank to the board of directors to fill a vacancy on the board of directors. All subsequent directors were not affiliated with the Company prior to the Merger, and were appointed by Messrs. Beemer and Blank to fill vacancies on the board of directors, once Messrs. Beemer and Blank found suitable candidates willing to fill such vacancies.

4.
The composition of senior management of the combined entity. Upon the consummation of the Merger, the only executive officers of the Company were Messrs. Beemer and Blank. The board of directors has subsequently elected new officers not affiliated with the Company prior to the Merger, upon the identification of suitable candidates willing to serve as executive officers of the Company.

The Company therefore respectfully submits that under the guidance of SFAS 141, accounting for the transaction as a reverse acquisition in which Beemer Energy, Inc. was the acquiring entity is proper, notwithstanding that neither the Beemer Energy, Inc. stockholders nor the Company’s pre-Merger stockholders held a “controlling interest,” as defined by ARB 51, upon the consummation of the Merger, given that the Merger could not close without the successful closing of the Offering. Alternatively, the Company respectfully submits that when considering all of the facts and circumstances surrounding the transaction, it is appropriate to include the investors in the Offering together with the Beemer Energy, Inc. stockholders when determining the relative voting rights of each entity’s owners in the combined entity. If the investors in the Offering are included, the Beemer Energy, Inc. stockholders held 24,900,000 shares of the Company’s common stock, or 61.5% of the total outstanding, following the Merger.

For the reasons set forth above, the Company believes that the Merger was appropriately accounted for as a “reverse merger,” considering the intent of the merger agreement and the facts and circumstances of the Merger and the Offering.

Table of Contents

4.
Move the paragraph immediately below the caption “Table of Contents” so that it follows the summary and risk factors sections. We note that the paragraph repeats information included on the prospectus’ outside front cover page.

Complied with. Rather than move the paragraph, we have eliminated it as duplicative of disclosure contained on the outside front cover page of the prospectus.

Summary, Our Company, page 1

5.	Ensure that the summary information about Alternative Energy and its business is balanced by expanding the narrative presentation to disclose that:

•	Alternative Energy is a development stage company that has been engaged in product development and pre-operational activities since its formation.

•	Alternative Energy has no operating history as a producer of ethanol and not constructed any ethanol plants to date.

•	Alternative Energy has earned no revenues to date.

•	Alternative Energy expects that its current capital and other existing resources will be sufficient only to provide a limited amount of working capital.

•	Alternative Energy will require additional capital to continue to implement its business plans and may be unable to obtain additional capital required.

•	Alternative Energy expects an increase in general and administrative expenses to approximately $150,000 per month in the last quarter of 2006 and first half of 2007.

•	Alternative Energy’s management does not have extensive experience in public company matters which could impair Alternative Energy’s ability to comply with legal and regulatory requirements.

Complied with. The summary information has been expanded to include the suggested disclosure.

6.	Clarify that Beemer Energy, Inc. was a privately held corporation formed on May 10, 2006 to serve as a vehicle to effect a merger with a publicly held company.

Complied with. The suggested clarification has been included.

Recent Developments, page 1

7.	Tell us the basis for the $2.00 exercise price of the warrants.

The $2.00 exercise price of the warrants was arrived at as a result of discussions between the Company and prospective investors in the Company’s June 2006 private placement offering.

Ethanol Industry, page 2

8.	Disclose the source for the statement that ethanol accounted for approximately 3% of the U.S. gasoline fuel supply.

This statement includes a widely-cited statistic regarding the amount of ethanol as a percentage of the U.S. gasoline supply. It has been cited in Congressional testimony from the U.S. Department of Agriculture: “Statement of Keith Collins, Chief Economist, U.S. Department of Agriculture Before the U.S. Senate Committee on Appropriations Subcommittee on Agriculture, Rural Development, and Related Agencies,” publicly available at www.usda.gov. The 3% statistic has also been cited by the National Resources Defense Counsel: “Unlocking the Promise of Ethanol: Promoting Ethanol While Protecting Air Quality,” publicly available at www.nrdc.org. Further, the statistic has been cited in news articles, including “On the Ethanol Bandwagon, Big Names and Big Risks,” New York Times, Norm Alster, March 26, 2006. All three above-names sources are attached hereto as Exhibit A. The statistic has been used in testimony to Congress, by special-interest and industry groups and has also been widely circulated in the general-interest media. The above sources are all freely available to the public. This information also appears on page 34 of the Registration Statement.

9.
We note your citation of the Energy Information Administration. Provide us marked copies of any materials that support these and other third party statements in the prospectus, cross referencing clearly a statement with the underlying support. Tell us whether you believe these materials are the most recent materials on the subject by the authors. Also tell us whether they have been made available to the public without payment of subscription or similar fees. Have any of these materials been published in widely circulated media of general interest or among industry participants? If so, tell us when and where. Unless these materials have been used in widely circulated media or general interest or among industry participants, you must adopt the statements that you attribute to them as your own or file signed and dated consents from each as exhibits to the registration statement.

Below is a summary of the third-party materials and sources cited throughout the prospectus, with reference to the page(s) on which each appears in the prospectus. We believe that these materials are either (a) historical statistics that we have no basis to believe have been revised by the respective third-party source cited, or (b) the most recent materials by the cited third parties. Since the Registration Statement was filed, certain more recent information has become available. We have updated this information throughout the prospectus.

Page 2 of Prospectus

(1) STATEMENT: We believe this will enable ethanol to grow not only as a strategic blend component, but also as an alternative to gasoline in the form of E85. E85 is a fuel containing a blend of 70 to 85 percent ethanol and 30 to 15 percent gasoline by volume.

SOURCE: Energy Information Administration (“EIA”), Annual Energy Outlook 2006, February 2006, page 14, attached hereto as Exhibit B. This government publication is widely used among industry participants, and is freely available to the public on the Internet at http://www.eia.doe.gov/oiaf/aeo/.

(2) STATEMENT: According to the Energy Information Administration, or EIA, while domestic petroleum refining capacity has decreased approximately 5% from 1980 to 2005, domestic demand has increased 21% over the same period.

SOURCE: The data are from our calculations based on information found in the EIA’s statistical “Table 3.6 World Crude Oil Distillation Capacity, January 1, 1970 - January 1, 2006,” attached hereto as Exhibit C. This government publication is used among industry participants and is freely available on the Internet to the public at: http://www.eia.doe.gov/pub/international/ iealf/table36.xls. This disclosure also appears on page 35 of the prospectus.

(3) STATEMENT: The EIA expects growth in petroleum refining capacity to average 1.3% per year until 2025, with demand for refined petroleum products growing at 1.5% per year over the same period. Because ethanol is blended with gasoline after the refining process, it directly increases domestic fuel supplies.

SOURCE: EIA, Annual Energy Outlook 2006, February 2006, Figures 92 and 93, page 95. This government publication is widely used among industry participants. The spreadsheets attached hereto as Exhibit D, providing the specific data contained in Figures 92 and 93, can be freely found in electronic form at the following web address: http://www.eia.doe.gov/oiaf/ aeo/graphic data.html. This information also appears on page 35 of the prospectus.

Page 11 of Prospectus

(1) STATEMENT: According to the Renewable Fuels Association, (the "RFA"), domestic ethanol production capacity has increased from 1.9 billion gallons per year (“BGY”) as of January 2001 to an estimated 5.1 BGY at November 27, 2006. During July and August 2006 ethanol was produced at record and near-record levels of 411.8 million gallons and 427.8 million gallons, respectively.

SOURCE: Renewable Fuels Association (“RFA”), “U.S. Fuel Ethanol Industry Biorefineries and Production Capacity” (http://www.ethanolrfa.org/industry/locations/), attached hereto as Exhibit E, and “2006 Monthly U.S. Fuel Ethanol Production/Demand,” (http://www.ethanolrfa.org/industry/statistics), attached hereto as Exhibit F, which are freely available to the public on the Internet. This information also appears on page 34 of the prospectus.

(2) STATEMENT: The RFA estimates that, as of November 27, 2006, approximately 3.8 BGY of additional production capacity is under construction.

SOURCE: RFA, “U.S. Fuel Ethanol Industry Biorefineries and Production Capacity” (http://www.ethanolrfa.org/industry/locations/), attached hereto as Exhibit E.

(3) STATEMENT: According to the RFA, by November 2006, 107 ethanol refineries were in production, 50 began construction and eight were expanded. Certain of the new refineries are being built in South Dakota, Indiana, Iowa, Wisconsin and New York.

SOURCE: RFA, “U.S. Fuel Ethanol Industry Biorefineries and Production Capacity” (http://www.ethanolrfa.org/industry/locations/), attached hereto as Exhibit E.

(4) STATEMENT: The RFA has reported that, according to information provided to it, there are numerous ethanol projects that are seeking financing.

SOURCE: RFA, “State of the Industry Address,” delivered by Bob Dineen, RFA President, February 21, 2006, attached hereto as Exhibit G, and available free to the public at: www.ethanolrfa.org/objects/documents/573/state_of_the_industry_2006.pdf

(5) STATEMENT: In the U.S., our contemplated business would compete with other corn processors, ethanol producers and refiners. As of November 2006, the top 12 producers accounted for at least 47% of the ethanol production capacity in the U.S. according to the RFA.

SOURCE: RFA, “U.S. Fuel Ethanol Industry Biorefineries and Production Capacity” (http://www.ethanolrfa.org/industry/locations/), attached hereto as Exhibit E. This website from the RFA offers an updated list of industry participants and their production information, and is freely available to the public on the Internet. This information can also be found on page 40 of the Registration Statement.

Page 34 of the Prospectus

(1) STATEMENT: The substantial majority of U.S. fuel ethanol produced in 2005 was used as an additive to gasoline. According to the U.S. Department of Energy, refiners typically blend ethanol at 5.7% to 10.0% of volume in over 30% of the U.S. gasoline fuel supply.

SOURCE: U.S. Department of Energy, Biomass Frequently Asked Questions, a government resource attached hereto as Exhibit H, and freely available to the public on the Internet at: http://www1.eere.energy.gov/biomass/biomass_basics_faqs.html

(2) STATEMENT: According to the NEVC, approximately 6.0 million U.S. vehicles are FFVs.

SOURCE: National Ethanol Vehicle Coalition website, used by industry participants, attached hereto as Exhibit I, and made freely available on the Internet to the public at: http://www.e85fuel.com/e85101/faqs/number_ffvs.php.

(3) STATEMENT: According to BBC News, sales of FFVs in Brazil represented more than half of the new vehicles sold in Brazil in 2005.

SOURCE: “The rise, fall, and rise of Brazil’s biofuel,” BBC News, January 24, 2006, attached hereto as Exhibit J, and freely available to the general public on the Internet, at: http://news.bbc.co.uk/1/hi/business/4581955.stm.

Page 35 of the Prospectus

(1) STATEMENT: According to the EIA, the number of operable U.S. petroleum refineries has decreased from 301 in 1982 to 149 in 2006.

SOURCE: EIA table, “U.S. Number of Operable Refineries (Count),” attached hereto as Exhibit K, used by industry participants and freely available to the public on the Internet, at: http://tonto.eia.doe.gov/dnav/pet/hist/8_na_8o0_nus_ca.htm.

(2) STATEMENT: According to the EIA, crude oil imports represented 65% of the U.S. crude oil supply in 2005 and are estimated to rise to 71% by 2025.

SOURCE: EIA, Annual Energy Outlook 2006, Table 11: Petroleum Supply and Disposition Balance, attached hereto as Exhibit L. This table is available freely to the public on the Internet at EIA’s website: http://www.eia.doe.gov/oiaf/aeo/pdf/aeotab_13.pdf.

(3) STATEMENT: The RFA calculates that in 2004 alone, the use of ethanol reduced the U.S. trade deficit by $5.1 billion by eliminating the need to import 143.3 million barrels of oil.

SOURCE: “Contribution of the Ethanol Industry to the Economy of the United States,” Prepared for the RFA by John M. Urbanchuk, Director, LECG LLC, attached hereto as Exhibit M, and freely available on the Internet at: www.ethanolrfa.org/objects/documents/114/ economic_contribution_2004.pdf.

Page 36 of the Prospectus

(1) STATEMENT: According to the RFA, while domestic ethanol production increased from 1.3 billion gallons in 1997 to 4.0 billion gallons in 2005, the top five producers accounted for approximately 34% of the industry’s total estimated production capacity as of November 2006…. As of November 27, 2006, the RFA estimates ethanol facilities with capacity of an aggregate of an additional 3.8 BGY were under construction.

SOURCE: From Niche to Nation: Ethanol Industry Outlook 2006, RFA, February 2006, page 3. This publication is attached hereto as Exhibit N, freely available to the public, and is used widely by industry participants. Updated information regarding ethanol producers can be found on the RFA website at: http://www.ethanolrfa.org/industry/locations/.

(2) STATEMENT: According to the RFA, 79% of the ethanol production capacity is generated from dry-mill facilities, with only 21% from wet-mill facilities.

SOURCE: From Niche to Nation: Ethanol Industry Outlook 2006, RFA, February 2006, page 2. This publication is attached hereto as Exhibit N, freely available to the public, and is used widely by industry participants.

Page 40 of the Prospectus

(1) STATEMENT: According to the RFA, world ethanol production rose to 12 billion gallons in 2005. Non-U.S. ethanol accounted for 65% of world production. The U.S. and Brazil are the world’s largest producers of ethanol. As of June 2006, industry capacity in the U.S. approximated 4.6 BGY, with an additional 2.2 BGY of capacity under new construction or expansion of existing facilities.

SOURCE: From Niche to Nation: Ethanol Industry Outlook 2006, RFA, February 2006, page 16. This publication is attached hereto as Exhibit N, freely available to the public, and is used widely by industry participants.

10.	In the third bullet point on page 2, explain briefly the meaning of “E85.”

Complied with. Disclosure has been revised, explaining the meaning of “E85.”

Risk Factors

11.	Include a risk factor relating to your auditor’s going concern warning.

Complied with. The risk factor has been added to page 7 of the prospectus.

12.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example;

•
The fifth risk factor states that Alternative Energy will require additional capital to implement its business plans. State the known or anticipated amount of additional capital that Alternative Energy will require to implement its business plans.

•
The seventh risk factor states that Alternative Energy is dependent upon its officers for management and direction. Identify the officers upon whom Alternative Energy is dependent for management and direction.

•
The twenty-fourth risk factor states that Alternative Energy’s common stock is not actively traded, and the bid and asked prices for its common stock have fluctuated widely. State the high and low range of the bid and asked prices for Alternative Energy’s common stock during the past 52 week period.

Complied with. The above-described risk factors, as well as the third, fourteenth, twenty-third, and twenty-fifth risk factors have been updated with additional information to help investors assess the risk described in each of these risk factors.

13.
In the third risk factor, highlight clearly in the caption and narrative discussion that you may not have funds or may not receive funds to construct the two planned ethanol plants in Iowa and Illinois.

Complied with. We have added language to the third risk factor, in both the caption and the narrative discussion, to disclose that we may not have funds or may not receive funds to construct the two planned ethanol plants.

14.
Any reference to The OTC Bulletin Board or OTCBB should never include NASD, formerly known as The National Association of Dealers, Inc., or The Nasdaq Stock Market, Inc. Refer to the twenty-fourth risk factor and also the market for common equity and related stockholder matters section, and revise.

Complied with. We have removed all reference to the NASD associated with the OTC Bulletin Board throughout the Registration Statement.

15.	Revise disclosure in the thirtieth risk factor to state clearly that Alternative Energy’s shares of common stock are a penny stock.

Complied with. We have revised the disclosure in the thirtieth risk factor to clearly state that our stock is a penny stock.

Special Note Regarding Forward-Looking Statements, Page 16

16.
Since Alternative Energy is a penny stock issuer, Alternative Energy is ineligible to rely on the safe harbor for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act and section 21E(b)(1)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, Alternative Energy should delete the references to the Securities Act and the Exchange Act. Alternatively, Alternative Energy should explain that it is ineligible to rely on the acts’ safe harbor provisions.

Complied with. We have removed the references to the Securities Act and the Exchange Act from the first paragraph of this section, and added a new paragraph stating that the Company is ineligible to rely on the safe harbor.

Selling Stockholders, page 17

17.
For any beneficial owner such as 264646 Alberta Ltd. that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to footnotes (2), (6), (8), and (51) and telephone interpretation 4S, in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov., and revise.

Complied with. The footnotes have been revised to identify the natural person having such sole or shared voting and investment control.

18.
Disclosure in the first paragraph states the prospectus covers shares sold in “our recent private equity offerings.” For greater clarify, specify the private equity offerings to which the disclosure is referring. We note that the recent sales of unregistered securities section makes reference to only one private offering that Alternative Energy made concurrently with the merger’s closing on June 19, 2006. Similarly, disclosure in the sixth paragraph states that, unless otherwise indicated, the stockholders listed in the table below acquired their shares “in the private offering.” For greater clarity, specify the private offering to which the disclosure is referring.

Complied with. The disclosure has been modified to clarify that the references are to the private offering which closed on June 19, 2006.

19.
Disclosure in the fourth paragraph states that, “as noted below in the footnotes to the table,” one of the selling stockholders is a broker-dealer and five of the selling stockholders are affiliates of broker-dealers. For greater clarity, specify the footnotes to the table to which the disclosure is referring.

Complied with. The paragraph has been modified to disclose the specific footnotes to the table to which the disclosure is referring.

20.	Consider adding disclosure that the term selling stockholders includes them and their transferees, pledges, donees, or their successors.

Complied with. Disclosure has been added to the effect that the term selling stockholders includes such stockholders and their transferees, pledges, donees or their successors.

21.	States that Alternative Energy will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

Complied with. Disclosure has been added to the effect that the Company will file a prospectus supplement naming successors who are eligible to resell pursuant to the prospectus.

Company Overview, page 31

22.	Explain the meaning of the abbreviation “C02.”

Complied with. Disclosure has been added indicating that “CO2” means carbon dioxide.

Competitive Strengths, page 32

23.	Disclosures state that:

•	Alternative Energy’s plants will be operated by natural gas during year one.

•	A strategy to shift from natural gas to coal fired plants after year one would offer a distinct cost competitive advantage.

Disclose whether Alternative Energy has identified sources for its supply of natural gas or coal, and, if so, whether Alternative Energy has entered into any supply agreement.

Complied with. Disclosure has been added stating that the Company to date has not identified sources of supply for natural gas or coal.

Plan of Distribution, page 50

24.
Disclosure in this section’s eleventh paragraph states that if Alternative Energy is notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, Alternative Energy will file a prospectus supplement “if required.” Revise the disclosure to indicate that if a selling stockholder enters into an arrangement with a broker-dealer for the sale of shares of common stock, Alternative Energy will file a post-effective amendment to the registration statement.

Complied with. The disclosure has been revised to indicate that if the Company is notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, the Company will file a post effective amendment to the registration statement.

Capital Stock Issued and Outstanding, page 52

25.	Delete the qualification of the description to documents outside the prospectus. The qualification is permitted under Rule 411(a) of Regulation C under the Securities Act

Complied with. The qualification has been deleted.

Where You Can Find More Information, page 54

26.
If you retain the language that statements contained in the prospectus about the contents of any contract, agreement, or other document “are not necessarily complete,” disclose that all material provisions of the contract, agreement, or other document are disclosed in the prospectus.

Complied with. Disclosure has been added stating that all material provisions of the respective contract, agreement or other document are disclosed in the prospectus.

Statement of Stockholders’ Equity, page F-4

27.	Please revise to clarify if the $4,372 in compensation expense is a result of the stock options you issued through June 30, 2006.

The compensation is a result of stock options issued through June 30, 2006. The options have been accounted under SFAS123R whereby compensation expense is measured at the fair value at the date granted and recognized in the financial statements. The options were valued using the Black Scholes Method. The key assumptions used for the valuation are: expected term - 9 years, expected volatility - 100%, risk free interest rate - 5.13%, and dividend yield - 0.

We have revised the disclosure on Page F-4 of the Amendment to clarify that the $74,901 in compensation expense is the result of the stock options we issued through September 30, 2006.

Note 2. Summary of Significant Accounting Policies, page F-7

General

28.	Please revise to include a description of the nature of your prepaid expenses balance.

Prepaid expense is composed of prepaid fees for an executive search. We have revised our disclosure in the financial statements on Page F-8 of the Amendment.

Note 4. Stockholders’ Equity, page F-10

29.
Please provide us a specific and comprehensive discussion of how you considered each of the requirements of paragraphs 12-32 of EITF 00-19 in determining whether the warrants issued in your private placement offering should be classified as a liability and measured at fair value.

The Company reviewed EITF 00-19 and believes all warrants issued and outstanding by the Company should be accounted for as equity instruments. The EITF states that all of the following conditions must be satisfied in order to classify a contract as an equity instrument (Company’s assertion follows each test):

a.
The contract permits settlement in unregistered shares. The terms of the warrant call for delivery of unregistered shares upon exercise of the warrant, and provide for a legend on each stock certificate issued upon exercise of the warrant which state that the shares are not registered. Even though there is a provision that the Company will register the shares pursuant to the terms of the Registration Rights Agreement, this does not obligate the Company to settle the warrant in registered shares upon exercise of the warrant.

b.
There are sufficient authorized, unissued shares to settle the contract, after considering all other outstanding commitments. The Company’s Articles of Incorporation authorize the issuance of up to 75,000,000 shares of common stock. Of this amount, 40,500,000 are currently issued and outstanding. There are 12,000,000 shares of common stock underlying the warrants, and therefore the Company has sufficient authorized but unissued shares of common stock to settle the warrants upon exercise.

c.	The contract contains an explicit limit on the number of shares to be issued. Each warrant contract is specific as to the number of shares to be issued upon exercise.

d.
There are no required cash payments to the counter party based on the issuer’s failure to make timely SEC filings. There are no contingent payments in the Company’s warrants required by the issuer if the issuer fails to make timely SEC filings. The Registration Rights Agreement applies to shares of common stock underlying the warrants.

Per the Registration Rights Agreement, should a Registration Event (as defined in the Registration Rights Agreement) occur, then on every monthly anniversary until the applicable Registration Event is cured, the Company is obligated to pay to each investor an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the number of registrable securities held by such investor as of the date of the Registration Event, multiplied by the purchase price per share paid by such investor.

We analyzed the maximum liquidated damages under the Registration Rights Agreement to determine whether the liquidated damages we may be required to pay would question our ability to settle the warrant contracts in shares. Under Rule 144, the maximum period for which such penalties is due would be 24 months, for any number of shares over the one-year holding period volume limits set forth in Rule 144. Based on this, considering the grace period of 240 days (120 days to file the registration statement and 120 days for it to be declared effective) for filing and obtaining effectiveness of the registration statement, the Company would be obligated to pay a maximum of 4% of the issuance price (for shares under the Rule 144 volume limitations) and 16% of the issuance price (for shares above the volume limits) for failure to have an effective registration statement or to maintain effectiveness.

We have determined that the maximum liquidated damages provided for in the Registration Rights Agreement are less than a fair estimate of the difference in value between a registered and an unregistered share of our common stock. Because the maximum liquidated damages are less than the discount on an unregistered share, therefore, we concluded that such liquidated damages are not onerous, nor would they call into question our ability to settle the warrant contracts in unregistered shares of common stock.

e.
There are no “make whole” provisions to compensate the holder after he sells the shares issued in the market at a price below some defined threshold value. There is no “make whole” or “look back” features to the warrant contract that requires the Company to compensate the warrant holder under any circumstances.

f.	Requirements for net cash settlement are accompanied by similar requirements for existing shareholders. The warrant contracts have no linkage to requirements for existing or future shareholders.

g.
There are no provisions that indicate that the counter parties have rights greater than those of the actual shareholders. The warrant contracts do not generate rights to the warrant holders greater that the rights of the actual shareholders.

h.	There is no requirement for any collateral posting for any reason. The warrant contracts require no collateral posting either by the warrant holder or the Company.

The Company asserts the Company’s warrants, as currently issued and outstanding, meet all the above requirements to be accounted for as an equity instrument, and therefore we believe that equity classification for our warrants is proper.

30.
We note that you have a registration rights agreement with your investors which appears to contain liquidating damages. Please revise to disclose how you have considered EITF 05-4 and to state which view presented in Issue Summary No. 1 for the June 15-16, 2005 Meeting that you have adopted. Please also specifically disclose the damages that you may incur.

The Company’s Registration Rights Agreement contains a provision whereby should a Registration Event (as defined in the Registration Rights Agreement) occur the Company will make payments to each Purchaser as partial liquidated damages for the minimum amount of damages at a rate equal to 1% of the Purchase Price per Share of Registrable Securities then held by a Purchaser monthly for each calendar month of the default Period provided the Registration occurs or is in process. If the Registration Event is continuing for a period of more than one year after the Purchaser acquired the securities, liquidated damages shall be paid only with respect to that portion of the Qualified Purchaser’s Registrable Securities that cannot then be immediately resold in reliance on Rule 144.

As discussed in our response to Comment No. 29, above, we believe that the maximum amount of liquidated damages that we may be required to pay under the Registration Rights Agreement represents less than the fair estimate of the difference in value between a registered and an unregistered share of our common stock.

The Company considered EITF 05-4 regarding the treatment of the registration rights and liquidated damages claims in the warrants and the Registration Rights Agreement. The Task Force in EITF 05-4 discussed (a) whether a registration rights penalty meets the definition of a derivative and (b) whether a registration rights agreement and the financial instrument to which it pertains should be considered as a freestanding instrument or as separate freestanding instruments. Additionally, some Task Force members expressed a preference for evaluating liquidated damages provisions based on the probable amount that the issuer would pay rather than a maximum amount. The Task Force was not asked to reach consensus on the issue and therefore no additional accounting consideration was made.

We have adopted View A from the Issue Summary No. 1 for the June 15-16, 2005 Meeting, and consider that the registration rights agreement and the warrants we have issued should be considered together as a unit and analyzed under Issue 00-19. Since the maximum potential liquidated damages penalty payable in cash is less than a reasonable estimate of the difference in fair value between registered and unregistered shares of our common stock, the combined instrument may be classified as equity under Issue 00-19 (assuming all other factors discussed in our response to Comment No. 29 are met).

Recent Sales of Unregistered Securities, page II-2

31.	State the number of issued and outstanding capital stock surrendered by holders of Beemer Energy, Inc. on the merger’s closing date. See Item 701(c) of Regulation S-B.

Complied with. Disclosure has been added indicating that the Beemer holders surrendered 10,000 shares of Beemer stock on the merger closing date.

32.	State the value of the 12,900,000 shares of Alternative Energy’s common stock received by holders of Beemer Energy, Inc. on the merger’s closing date.

In negotiating the Merger and the Offering, the parties ascribed a value of $12,900,000 to the 12,900,000 shares received by the holders of Beemer Energy, Inc. capital stock issued in exchange for all 10,000 issued and outstanding shares of Beemer Energy, Inc., which 10,000 shares represented all the issued and outstanding capital stock of Beemer Energy, Inc. prior to the merger.

Undertakings, page II-4

33.
Since this is an offering being made in reliance on Rule 415(a)(1)(i) of Regulation C under the Securities Act, revise the last paragraph to include the undertakings specified by subparagraphs (i) and (ii) of Item 512(g)(1) of Regulation S-B.

Complied with. The suggested revisions to the undertakings have been included.

Exhibit 5.1

34.
Identify the assumptions that counsel made to which it states that the opinion is subject. Alternatively, delete the statement that “In rendering our opinion, we have made the assumptions that are customary in opinion letters of this kind.”

Complied with. Our opinion has been modified to delete the reference to assumptions to which it is subject. The revised opinion is filed as an exhibit to the Amendment.

8-K dated June 19, 2006 and filed June 23, 2006

Exhibits 10.2, 10,3, 10.4 and 10.5

35.
Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did file not all of the attachments to the exhibits, please refile the exhibits in their entirety.

Complied with. Exhibits 10.2, 10.3, 10.4 and 10.5 have been re-filed in their entirety with Amendment No. 2 to the Current Report on Form 8-K to include all annexes, exhibits, appendices and schedules. With reference to Exhibits 10.4 and 10.5, such exhibits are employment agreements with Mark Beemer and Lee Blank, respectively, and each exhibit references an “Exhibit A,” consisting of annual performance targets. None of such performance targets have yet been established, and therefore cannot be filed with Exhibits 10.4 and 10.5.

* * *

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter. If the staff has any questions or comments with respect to the changes made to the Registration Statement by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin

Kenneth S. Goodwin